SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

WELLS REAL ESTATE FUND VII, L.P.

(Name of the Issuer)

WELLS REAL ESTATE FUND VII, L.P.

LEO F. WELLS, III

WELLS PARTNERS, L.P.

WELLS REAL ESTATE FUNDS, INC.

WELLS CAPITAL, INC.

WELLS MANAGEMENT COMPANY, INC.

(Names of Person(s) Filing Statement)

CLASS A UNITS	CLASS B UNITS

(Title of Class of Securities)	(Title of Class of Securities)

NONE	NONE

(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

WELLS REAL ESTATE FUND VII, L.P.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

Attn: Douglas P. Williams

(770) 449-7800

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Holland & Knight LLP

1201 West Peachtree Street, N.E.

One Atlantic Center, Suite 2000

Atlanta, Georgia 30309

Attn: Donald Kennicott, Esq.

Attn: Howard S. Hirsch, Esq.

(404) 817-8500

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$251,000.00	$50.20

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the Issuer’s proportionate share of gross fees received from the transaction. In accordance with the Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0002 by the aggregate of the cash to be distributed to the unit holders as a result of the transaction.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50.20

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

Introduction

This Rule 13e-3 Transaction Statement (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Wells Real Estate Fund VII, L.P., a Georgia limited partnership (the “Partnership”).

This Transaction Statement relates to the Partnership’s proposed sale of the final two properties owned by it to Wells Management Company, Inc., the Partnership’s property manager and an affiliate of the Partnership’s general partners (the “General Partners”) (the “Proposed Sale”). Concurrently with the filing of this Transaction Statement, the Partnership is filing with the SEC a preliminary Consent Solicitation Statement (the “Statement”) under Regulation 14A of the Exchange Act, relating to a consent solicitation of the limited partners to approve the Proposed Sale. If the Proposed Sale is approved by a majority of the units of the Partnership’s Class A and Class B Units eligible to vote (the “Units”), the subsequent consummation of the Proposed Sale will result in the sale of substantially all of the Partnership’s remaining assets. A copy of the Statement is filed with this Schedule 13E-3 as Exhibit (a)(1).

Pursuant to General Instruction F to Schedule 13E-3, the information in the Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Statement.

Item 1. Summary Term Sheet

The information set forth in the sections of the Statement entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The Partnership’s name and the address and telephone number of its principal executive offices are as follows:

Wells Real Estate Fund VII, L.P.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

(770) 449-7800

(b) Securities. The information set forth in the sections of the Statement entitled “Questions and Answers About This Consent Solicitation” is incorporated herein by reference.

(c) Trading Market and Price. There is no established trading market for the Units.

(d) Dividends. The information set forth in the section of the Statement entitled “Summary Term Sheet”, “Special Factors”, “Distributions and Tax Consequences for Limited Partners resulting from the Sale of the Outparcels”, “Recommendation of the General Partners and the Wells Fund VII Related Parties with Respect to the Proposed Sale of the Outparcels” and “Wells Real Estate Fund VII, L.P. Financial Information” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3. Identity and Background of Filing Persons

(a) Name and address. The information set forth in the sections of the Statement entitled “Summary Term Sheet”, “Why We Would Like Your Approval On the Enclosed Consent Solicitation” and “Information About the General Partners and the Wells Fund VII Related Parties” is incorporated herein by reference.

(b) Business and background of entities. The information set forth in the sections of the Statement entitled “Summary Term Sheet”, “Why We Would Like Your Approval On the Enclosed Consent Solicitation”, and “Information About the General Partners and the Wells Fund VII Related Parties” is incorporated herein by reference.

(c) Business and background of natural persons. The information set forth in the section of the Statement entitled “Information About the General Partners and the Wells Fund VII Related Parties” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material terms.

(1) Not applicable.

(2) The information set forth in the sections of the Statement entitled “Summary Term Sheet”, “Questions and Answers About This Consent Solicitation” and “Special Factors” is incorporated herein by reference.

(b) Purchases. Not applicable.

(c) Different terms. Not applicable.

(d) Appraisal rights. Dissenting limited partners are not entitled to any appraisal rights under the Partnership Agreement.

(e) Provisions for unaffiliated security holders. The Partnership has made no provisions in connection with the proposed amendments or the proposed sale to grant unaffiliated Limited Partners access to the corporate files of the Partnership or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1)-(2) Transactions. The information set forth in the sections of the Statement entitled “Ownership of Wells Management Company, Inc.” and “Fees Paid to Wells Management” is incorporated herein by reference.

(b)-(c) Significant corporate events; Negotiations or contacts. The information set forth in the sections of the Statement entitled “Summary Term Sheet”, “Special Factors—Purpose of Proposed Sale of Outparcels” and “Other Material Terms of the Sale of the Outparcels” is incorporated herein by reference.

(e) Agreements involving the subject company’s securities. The information set forth in the section of the Statement entitled “Proposal 1: Amendments to the Partnership Agreement” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of securities acquired. Not applicable.

(c) Plans

(1)-(5) The information set forth in the sections of the Statement entitled “Special Factors—Purpose of Proposed Sale of Outparcels” and “Special Factors—Reasons for Proposed sale of Outparcels” is incorporated herein by reference.

(6) Not applicable.

(7)-(8) Plans. The information set forth in the sections of the Statement entitled “Special Factors—Purpose of Proposed Sale of Outparcels”, “Special Factors—Reasons for of Proposed Sale of Outparcels”, and “Special Factors—Effects of Proposed Sale of Outparcels” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the sections of the Statement entitled “Summary Term Sheet” and “Special Factors—Purpose of Proposed Sale of Outparcels” is incorporated herein by reference.

(b) Alternatives. The information set forth in the sections of the Statement entitled “Special Factors—Alternatives to Proposed Sale of Outparcels” is incorporated herein by reference.

(c) Reasons. The information set forth in the sections of the Statement entitled “Summary Term Sheet”, “Questions and Answers About the Consent Solicitation” and “Special Factors—Reasons for Proposed Sale of Outparcels” is incorporated herein by reference.

(d) Effects. The information set forth in the sections of the Statement entitled “Summary Term Sheet”, “Questions and Answers About this Consent Solicitation”, “Special Factors—Reasons for Reasons for Proposed Sale of Outparcels”, “Special Factors—Effects of Proposed Sale of Outparcels” and “Effect of Approval of the Proposed Amendments to the Partnership Agreement” is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the sections of the Statement entitled “Special Factors—Fairness of Proposed Sale of Outparcels”, “Questions and Answers About this Consent Solicitation” , “Special Factors—Appraisals” and “Description of Appraisal” is incorporated herein by reference. The full text of the Appraisal of Michael D. Avent & Associates, real estate appraisers, as of September 25, 2006 is also attached to the Statement as Annex A and is incorporated herein by reference.

(c) Approval of security holders. The information set forth in the sections of the Statement entitled “Summary Term Sheet”, “Questions and Answers About this Consent Solicitation” and “Special Factors—Fairness” is incorporated herein by reference.

(d) Unaffiliated representative. The information set forth in the section of the Statement entitled “Special Factors—Fairness” is incorporated herein by reference.

(e) Approval of directors. The information set forth in the sections of the Statement entitled “Special Factors—Fairness”, “Recommendation of the General Partners and the Wells Fund VII Related Parties with Respect to the Proposed Amendments to the Partnership Agreement” and “Recommendation of the General Partners and the Wells Fund VII Related Parties with Respect to the Sale of the Proposed Sale of the Outparcels” is incorporated herein by reference.

(f) Other offers. The information set forth in the sections of the Statement entitled “Special Factors—Fairness” and “Previous Marketing Efforts for the Outparcels” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the sections of the Statement entitled “Summary Term Sheet” , “Special Factors—Fairness of Proposed Sale of Outparcels” , “Special Factors—Appraisal”,

“Questions and Answers About this Consent Solicitation”, “Details of the Outparcels and the Material Terms of the Proposed Sale” and “Description of Appraisal” is incorporated herein by reference. The full text of the Appraisal of Michael D. Avent & Associates, as of September 25, 2006 is also attached to the Statement as Annex A and is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a) - (d) Source of funds; Conditions; Expenses; Borrowed funds. The information set forth in the sections of the Statement entitled “Summary Term Sheet”, “Questions and Answers About this Consent Solicitation” and “Special Factors” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the section of the Statement entitled “Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities transactions. There have not been any applicable transactions in the Class A Units or the Class B Units in the past 60 days.

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. No executive officer, director or affiliate of the issuer currently intends to tender or sell subject securities owned or held by that person or vote subject securities.

(e) Recommendation of others. The information set forth in the section of the Statement entitled “Recommendation of the General Partners and the Wells Fund VII Related Parties with Respect to the Proposed Amendments to the Partnership Agreement” and “Recommendation of the General Partners and the Wells Fund VII Related Parties with respect to the Proposed Sale of the Outparcels” is incorporated herein by reference.

Item 13. Financial Information

(a) Financial statements. The audited financial statements set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2005 and the unaudited financial statements set forth in the Partnership’s Quarterly Report on Form 10-Q for the period ended September 30, 2006 are set forth in the section of the Statement entitled “Wells Real Estate Fund VII, L.P. Financial Information” and is incorporated by reference herein. The Partnership’s book value per unit as of December 31, 2004 was $6.02 for Class A Units, and $1.87 for Class B Units. The Partnership’s book value per unit as of December 31, 2005 was $1.88 for Class A Units, and $5.64 for Class B Units. The Partnership’s book value per unit as of September 30, 2006 was $1.51 for Class A Units, and $8.49 for Class B Units. Since the Partnership does not have fixed charges, providing a ratio of earnings to fixed charges is not applicable.

(b) Pro forma information. The pro forma financial information included in the Statement is incorporated by reference herein.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or recommendations. The information set forth in the sections of the Statement entitled “Questions and Answers About This Consent Solicitation” and “Costs of Solicitation” is incorporated herein by reference.

(b) Employees and corporate assets. The information set forth in the sections of the Statement entitled “Questions and Answers About This Consent Solicitation” and “Costs of Solicitation” is incorporated herein by reference.

Item 15. Additional Information

(b) Other material information. The information set forth in the Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Consent Solicitation Statement of Wells Real Estate Fund VII, L.P., incorporated by reference to the Schedule 14A of Wells Real Estate Fund VII, L.P. filed with the Securities and Exchange Commission on December 8, 2006

(a)(2) Form of Proxy Card (incorporated herein by reference to the Statement).

(a)(3) Notice of Limited Partner Proxy Request (incorporated herein by reference to the Statement).

(b) Not Applicable.

(c) Appraisal of Property Known as Outparcels 1 and 3 of the Tanglewood Commons Shopping Center Clemmons, Forsyth County, NC for Wells Management Company, Inc. by Michael D. Avent, SR, MAI, SRA, as of September 25, 2006 (incorporated herein by reference to Annex A of the Statement).

(d) None.

(f) Not applicable.

(g) None.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 4, 2006

WELLS REAL ESTATE FUND VII, L.P. (Registrant)

By:	LEO F. WELLS, III
General Partner
/s/ Leo F. Wells, III
Leo F. Wells, III

By:	WELLS PARTNERS, L.P.
General Partner

	By:		WELLS CAPITAL, INC.
General Partner

		By:	/s/ Randall D. Fretz
Randall D. Fretz
Senior Vice President

/s/ Leo F. Wells, III
LEO F. WELLS, III

WELLS PARTNERS, L.P.

	By:		WELLS CAPITAL, INC.
General Partner

		By:	/s/ Randall D. Fretz
Randall D. Fretz
Senior Vice President

WELLS REAL ESTATE FUNDS, INC.

	By:		/s/ Randall D. Fretz
Randall D. Fretz
Vice President

WELLS CAPITAL, INC.

	By:		/s/ Randall D. Fretz
Randall D. Fretz
Senior Vice President

WELLS MANAGEMENT COMPANY, INC.

	By:		/s/ Leo F. Wells, III
Leo F. Wells, III
President